Exhibit 99.1

Foresight Announces QuadSight® Sale to Leading European Tier One Supplier of Commercial Vehicles in $1 Billion USD Autonomous Truck Market

The QuadSight® prototype system was purchased following successful technological demonstrations in Germany

Ness Ziona, Israel – May 7, 2020 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today the sale of a prototype of its QuadSight® four-camera vision system to a leading, multi-billion dollar European Tier One supplier of subsystems for rail and commercial vehicles. The sale followed successful live technological demonstrations in Germany.

This first prototype sale to the autonomous truck market validates the need for Foresight’s technology within this market segment. The addition of advanced driver-assistance systems (ADAS) and autonomous features and capabilities to autonomous trucks enables them to successfully operate without interruption during harsh weather and poor lighting conditions such as fog, heavy rain or snow. The QuadSight four-camera vision system provides highly accurate vision sensors that address the need for these vehicles to detect any obstacle and enable safe driving at all times in challenging weather.

According to a 2018 study by Allied Market Research, the global self-driving truck market size is expected to be valued at $1 billion USD in 2020 and is expected to reach a market size of $1.67 billion USD by 2025, registering a CAGR of 10.4% from 2020 to 2025. Leading vehicle manufacturers are collaborating with technology companies to integrate services such as advanced sensors, artificial intelligence, sophisticated algorithms and analytics into the production of autonomous trucks. In addition, the growing demand for vehicle safety and emerging government regulations are stimulating growth in the ADAS and autonomous market, requiring safety functions such as automotive emergency braking and forward collision avoidance/warning systems.

“In 2019, Foresight identified the commercial vehicle industry as a new market suitable for the Company's unique technology. Autonomous trucks require obstacle detection capabilities in harsh weather to enable uninterrupted service throughout the day, regardless of the environmental conditions,” said Haim Siboni, CEO of Foresight. “We believe that this prototype sale may lead to future co-development projects and, ultimately, to integration of the QuadSight technology into the self-driving trucks being developed by the Tier One supplier with leading vehicle manufacturers. Entering this new market will allow us to expand and improve our current product capabilities and open new opportunities.”

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the Advanced Driver Assistance Systems (ADAS), the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the need for its technology within certain market segments, the potential of the Company’s products and technology, the size and growth of the global self-driving truck market, that growing demand for vehicle safety and emerging government regulations are stimulating growth in the ADAS and autonomous market, the suitability of the Company's technology for the commercial vehicle industry, the Company’s belief that the prototype sale may lead to future co-development projects and, ultimately, to integration of the QuadSight technology into self-driving trucks, and that entering this new market will allow the Company to expand and improve its current product capabilities and open new opportunities. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654